UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RELMADA THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

75955J 204

(CUSIP Number)

Matthew D. Eitner

Chief Executive Officer

Laidlaw & Company (UK) Ltd.
546 Fifth Avenue, 5th Floor,
New York, NY 10036
(212) 953-4900

Copies to:

Dennis J. Block
Greenberg Traurig, LLP
200 Park Avenue
New York, NY 10166
(212) 801-2222

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75955J 204
1	Names of reporting persons Laidlaw & Company (UK) Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization England & Wales
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person BD

CUSIP No. 75955J 204
1	Names of reporting persons Matthew D. Eitner
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,134,405[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 1,134,405[1]
11	Aggregate amount beneficially owned by each reporting person 1,134,405[1]
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.6%[2]
14	Type of reporting person IN

1 Includes (i) 585,233 shares of Common Stock registered in the name of Mr. Eitner, (ii) 7,060 shares of Common Stock registered in the name of Mr. Eitner’s wife, Katie L. Eitner, and (iii) 542,112 shares of Common Stock registered in the name of Mr. Ahern.

2 Calculated based on 11,592,278 shares of the Common Stock outstanding as of November 18, 2015, as reported in the Issuer’s Schedule 14A filed with the SEC on November 27, 2015 (“Schedule 14A”), and adjusted for shares of Common Stock underlying warrants and restricted stock awards beneficially owned by Mr. Eitner and Mr. Ahern.

CUSIP No. 75955J 204
1	Names of reporting persons James P. Ahern
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,134,405[3]
	9	Sole dispositive power 0
	10	Shared dispositive power 1,134,405[3]
11	Aggregate amount beneficially owned by each reporting person 1,134,405
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.6%[4]
14	Type of reporting person IN

3 Includes (i) 585,233 shares of Common Stock registered in the name of Mr. Eitner, (ii) 7,060 shares of Common Stock registered in the name of Mr. Eitner’s wife, Katie L. Eitner, and (iii) 542,112 shares of Common Stock registered in the name of Mr. Ahern.

4 Calculated based on 11,592,278 shares of Common Stock outstanding as of November 18, 2015, as reported in the Schedule 14A, and adjusted for shares of Common Stock underlying warrants and restricted stock awards beneficially owned by Mr. Eitner and Mr. Ahern.

CUSIP No. 75955J 204
1	Names of reporting persons Dr. John H. Leaman
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

CUSIP No. 75955J 204
1	Names of reporting persons Dr. Todd Johnson
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

CUSIP No. 75955J 204
1	Names of reporting persons Benjamin H. Snedeker
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

CUSIP No. 75955J 204
1	Names of reporting persons David Buchen
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

CUSIP No. 75955J 204
1	Names of reporting persons Timothy S. Callahan
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2015 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on November 5, 2015 (the “First Amendment” and together with the Original Schedule 13D, the “Schedule 13D”) relating to the common stock, $0.001 par value per share (the “Common Stock”), of Relmada Therapeutics, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 757 Third Avenue, Suite 2018, New York, NY 10017.

Capitalized terms not defined herein shall have the meaning ascribed to them in the Original Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)	This statement is filed by:

(i)	Laidlaw & Company (UK) Ltd., a full-service investment banking and brokerage firm incorporated in England & Wales (“Laidlaw”);

(ii)	Matthew D. Eitner, with respect to shares directly and beneficially owned by him;

(iii)	James P. Ahern, with respect to shares directly and beneficially owned by him;

(iv)	Dr. John H. Leaman, an intended nominee for election or appointment to the Board of Directors of the Issuer (the “Board”);

(v)	Dr. Todd Johnson, an intended nominee for election or appointment to the Board;

(vi)	Benjamin H. Snedeker, an intended nominee for election or appointment to the Board;

(vii)	David Buchen, an intended nominee for election or appointment to the Board; and

(viii)	Timothy S. Callahan, an intended nominee for election or appointment to the Board.

Each of the foregoing is individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6 hereto. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)–(c) The address of the principal office of each of Laidlaw and Messrs. Eitner and Ahern is 546 5th Avenue, 5th Floor, New York, NY 10036. The address of the principal office of Mr. Leaman is 435 Devon Park Drive, Bldg. 700, Wayne, PA 19087. The address of the principal office of Mr. Johnson is 3624 Market Street, Suite 5E, Philadelphia, PA 19104. The address of the principal office of Mr. Snedeker is 351 Trevor Lane, Bala Cynwyd, PA, 19004. The address of the principal office of Mr. Buchen is 944 Iris Drive, Delray Beach, Florida 33483. The address of the principal office of Mr. Callahan is 7 Tiger Drive, Califon, New Jersey 07830.

The principal business of Laidlaw is serving as a full service investment banking and brokerage firm. Mr. Eitner’s present principal occupation or employment is serving as Chief Executive Officer of Laidlaw. Mr. Ahern’s present principal occupation or employment is serving as Managing Partner and Head of Capital Markets of Laidlaw.

Dr. Leaman’s present principal occupation or employment is serving as the Chief Financial Officer of Medgenics, Inc., a Delaware corporation (NYSE: MDGN).

Dr. Johnson’s present principal occupation or employment is serving as the Chief Executive officer of Cyto Vas, LLC.

Mr. Snedeker’s principal occupation or employment is serving as an independent advisor and as a senior advisor to McKinsey & Company’s Pharmaceutical and Medical Product and Strategy and Corporate Finance practices. Mr. Snedeker also provides consulting services to Laidlaw pursuant to an advisory and consulting agreement between Laidlaw and Trevor Lane Advisory LLC, which was disclosed as Exhibit 99.2 to the Original Schedule 13D.

Mr. Buchen’s principal occupation or employment is serving as an independent consultant.

Mr. Callahan’s principal occupation or employment is serving as an independent life sciences consultant.

The information required by General Instruction C to Schedule 13D with respect to (i) the executive officers and directors of Laidlaw is listed on Schedule A hereto under the heading “Laidlaw Executive Officers and Directors” and (ii) each person controlling Laidlaw and such person’s executive officers and directors are listed on Schedule A hereto under the heading “Laidlaw Controlling Persons.”

(d)–(e) During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons none of the persons listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Laidlaw is a full-service investment banking and brokerage firm incorporated in England & Wales. Messrs. Eitner, Ahern, Leaman, Johnson, Snedeker, Buchen and Callahan are citizens of the United States of America. The citizenship of the persons listed on Schedule A hereto is set forth therein.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he knows or has reason to believe that such information is inaccurate.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Since the filing of the First Amendment, Mr. Ahern purchased 4,600 shares of Common Stock for an aggregate purchase price of $15,663.20. The source of funding for the purchase of Common Stock was the personal funds of Mr. Ahern.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On December 4, 2015, Mr. Eitner and Mr. Ahern, the members of the Committee of Relmada Shareholders for Value Creation (the “Shareholder Value Creation Committee”), issued, via press release, an open letter to Issuer’s shareholders (the “December 4 Press Release”) The full text of the December 4 Press Release is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended as follows:

Item 5(a)-(b) is hereby amended and restated as follows:

(a)-(b) As of December 4, 2015, the Reporting Persons beneficially owned, in the aggregate, and each of Mr. Eitner and Mr. Ahern beneficially owned, in the aggregate, 1,134,405 shares of Common Stock, representing approximately 9.6% of the Issuer’s outstanding shares of Common Stock (based upon 11,592,278 shares of Common Stock outstanding as of November 18, 2015, as reported in the Schedule 14A, as adjusted for shares of Common Stock underlying warrants and restricted stock awards which are beneficially owned by Mr. Eitner and Mr. Ahern5). Such shares of Common Stock include an aggregate of 911,912 shares of Common Stock beneficially owned by Mr. Eitner and Mr. Ahern, representing 7.72% of the Issuer’s outstanding shares of Common Stock, as adjusted, and an additional 222,493 shares of Common Stock underlying warrants and restricted stock awards which are beneficially owned by Mr. Eitner and Mr. Ahern, representing approximately 1.88% of the Issuer’s outstanding shares of Common Stock, as adjusted.

As of December 4, 2015, each of Mr. Eitner and Mr. Ahern may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), 1,134,405 shares of Common Stock, including (i) 585,233 shares of Common Stock registered in the name of Mr. Eitner (or 5.00% of the Issuer’s outstanding Common Stock, as adjusted solely with respect to the shares of Common Stock underlying warrants and restricted stock awards which are beneficially owned by Mr. Eitner6), (ii) 7,060 shares of Common Stock registered in the name of Mr. Eitner’s wife, Katie L. Eitner, (or 0.06% of the Issuer’s outstanding Common Stock as reported in the Schedule 14A) and (iii) 542,112 shares of Common Stock registered in the name of Mr. Ahern (or 4.63% of the Issuer’s outstanding Common Stock, as adjusted solely with respect to the shares of Common Stock underlying warrants and restricted stock awards which are beneficially owned by Mr. Ahern7). Each of Mr. Eitner and Mr. Ahern disclaims beneficial ownership of shares not registered in their respective names for all other purposes.

5 The adjusted number of outstanding shares of Common Stock (11,814,771) is arrived at by adding the number of shares of Common Stock underlying warrants and restricted stock awards beneficially owned by Mr. Eitner and Mr. Ahern (222,493) to the number of shares of Common Stock outstanding as of November 18, 2015, as reported in the Schedule 14A (11,592,278).

6 The adjusted number of outstanding shares of Common Stock (11,703,525) is arrived at by adding the number of shares of Common Stock underlying warrants and restricted stock awards beneficially owned by Mr. Eitner (111,247) to the number of shares of Common Stock outstanding as of November 18, 2015, as reported in the Schedule 14A (11,592,278).

7 The adjusted number of outstanding shares of Common Stock (11,703,524) is arrived at by adding the number of shares of Common Stock underlying warrants and restricted stock awards beneficially owned by Mr. Ahern (111,246) to the number of shares of Common Stock outstanding as of October 2, 2015, as reported in the Schedule 14A (11,592,278).

Mrs. Eitner is a citizen of the United States of America, her address is c/o Matthew D. Eitner, 546 5th Avenue, 5th Floor, New York, NY 10036 and her principal occupation is serving as a homemaker. During the last five years, to the best knowledge of the Reporting Persons, Mrs. Eitner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mrs. Eitner being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Laidlaw and Messrs. Leaman, Johnson, Snedeker, Buchen and Callahan do not have beneficial ownership, shared voting power or shared dispositive power of any shares of Common Stock. To the Reporting Persons’ best knowledge, no shares of Common Stock are beneficially owned by any of the persons identified in Schedule A.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except to the extent of his or its pecuniary interest therein.

Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

(c) The following table sets forth a list of all transactions with respect to the Common Stock effected since the filing of the First Amendment by any of the Reporting Persons, inclusive of transactions effected through December 4, 2015. There have been no transactions in shares of the Issuer, to the best of the knowledge of the Reporting Persons, by any of the persons listed on Schedule A of the Schedule 13D since the filing of the First Amendment. Except as otherwise noted, all such transactions were effected in the open market, and the table includes commissions paid in per share prices.

Name	Trade Date	Settlement Date	No. of Shares	Price Per Share ($)	Transaction Type

James P. Ahern	11/5/2015	11/10/2015	100	3.7800	Purchase
James P. Ahern	11/5/2015	11/10/2015	500	3.6800	Purchase
James P. Ahern	11/11/2015	11/13/2015	3,600	3.4016	Purchase
James P. Ahern	12/1/2015	12/4/2015	400	2.9975	Purchase

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On December 4, 2015, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law, (b) the Reporting Persons agreed to solicit written consents or proxies for the election of the Reporting Person’s nominees at the Issuer’s 2015 annual meeting or at a special meeting called for such purpose and to take all other action necessary or advisable to achieve the foregoing and (c) Laidlaw agreed to bear all expenses incurred in connection with such activities, including approved expenses incurred by any of the parties in connection with the solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Pursuant to letter agreements, Laidlaw & Company has agreed to indemnify each of Messrs. Leaman, Johnson, Snedeker, Buchen and Callahan against claims arising out of or based upon their being a nominee for election to the Board or a “participant in the solicitation” in connection with a solicitation. The form of the indemnification letter agreement is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

The Advisory and Consultant Agreement with Trevor Lane Advisory LLC, which was disclosed as Exhibit 99.2 to the Original Schedule 13D, will terminate upon Mr. Snedeker’s election or appointment to the Board.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit No.	Description

99.4	Press Release, dated December 4, 2015, issued by the Shareholder Value Creation Committee.
99.5	Joint Filing and Solicitation Agreement by and among Laidlaw & Company (UK) Ltd., Matthew D. Eitner, James P. Ahern, Dr. John H. Leaman, Dr. Todd Johnson, Benjamin H. Snedeker, David Buchen and Timothy S. Callahan, dated December 4, 2015.
99.6	Form of Indemnification Letter Agreement.
99.7	Powers of Attorney.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2015

LAIDLAW & COMPANY (UK) LTD.

By:	/s/ Matthew D. Eitner
Name: Matthew D. Eitner
Title: Chief Executive Officer

/s/ Matthew D. Eitner
Matthew D. Eitner Individually and as attorney-in-fact for Dr. John H. Leaman, Dr. Todd Johnson, Benjamin H. Snedeker, David Buchen and Timothy S. Callahan
/s/ James P. Ahern
James P. Ahern